Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund of Colorado (the "Fund") was held on June 24, 2009.
The holders of shares representing 86% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below)

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee		For	Withheld

Tucker Hart Adams		$184,158,724	$2,964,674
Ernest Calderon 		$183,152,761	$3,970,627
Thomas A. Christopher		$183,418,078	$3,705,310
Gary C. Cornia		$184,490,443	$2,632,945
Grady Gammage		$184,476,075	$2,647,313
Diana P. Herrmann		$184,394,094	$2,729,294
Lyle W. Hillyard		$183,386,345	$3,737,043
John C. Lucking		$184,582,595	$2,540,793
Anne J. Mills		$184,346,782	$2,776,616


2. To ratify the selection of Tait Weller & Baker LLP as the Fund's independent registered public accounting firm.

Dollar Amount of  Votes:

	For	Against	Abstain

	$181,546,474	$4,121,205	$5,161,448